Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE THIRD EXTRAORDINARY

GENERAL MEETING 2022

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the third extraordinary general meeting 2022 (the “EGM” or “Meeting”) held on Thursday, 15 December 2022. All resolutions were duly passed.

VOTING RESULTS AT THE EGM

The EGM was held on Thursday, 15 December 2022 at 9:30 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the EGM, shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on the resolutions proposed at the EGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM.

Shareholders and authorized proxies holding a total of 21,562,351,294 voting shares of the Company, representing 76.287197% of the total voting shares of the Company, attended the EGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the relevant provisions of laws and regulations including the Company Law of the People’s Republic of China (《中華人民共和國公司法》), the Securities Law of the People’s Republic of China (《 中華人民共和國證券法》), the Rules for Shareholders’ Meetings of Listed Companies (《上市公司股東大會 規則》), the Self-regulatory Guidelines for Listed Companies on the Shanghai Stock Exchange No. 1 - Regulation of Operations (《上海證券交易所上市公司自律監管指引第1號—規範運作》) and the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting	21
including: number of holders of A Shares	20
number of holders of H Shares	1
Total number of shares with voting rights	21,562,351,294
including: total number of shares held by holders of A Shares	19,363,785,676
total number of shares held by holders of H Shares	2,198,565,618
Percentage to the total number of shares with voting rights (%)	76.287197
including: percentage of shares held by holders of A Shares (%)	68.508713
percentage of shares held by holders of H Shares (%)	7.778484

Note:	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the holders of A Shares who attended the Meeting by way of online voting.

Executive Director Mr. Zhao Peng was elected by the Board to chair the Meeting. Six out of the eight Directors of the Company attended the Meeting, while Chairman of the Board and Executive Director Mr. Bai Tao and Non-executive Director Mr. Wang Junhui were unable to attend the Meeting due to other business commitments. All five Supervisors of the Company attended the Meeting. Certain members of the Senior Management and the Board Secretary also attended the Meeting.

The poll results in respect of the resolutions proposed at the EGM are as follows:

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As ordinary resolutions
1	To consider and approve the election of Mr. Zhao Feng as a Non-executive Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,362,518,398	99.993455	1,267,178	0.006544	100	0.000001	19,363,785,676
		Holders of H Shares	2,043,685,845	92.955417	154,475,447	7.026193	404,326	0.018390	2,198,565,618
		Total	21,406,204,243	99.275835	155,742,625	0.722289	404,426	0.001876	21,562,351,294
	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Zhao Feng is subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As ordinary resolutions
2	To consider and approve the election of Mr. Yu Shengquan as a Non-executive Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,362,518,398	99.993455	1,267,178	0.006544	100	0.000001	19,363,785,676
		Holders of H Shares	2,043,683,845	92.955326	154,475,447	7.026193	406,326	0.018481	2,198,565,618
		Total	21,406,202,243	99.275825	155,742,625	0.722290	406,426	0.001885	21,562,351,294
	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Yu Shengquan is subject to the approval of the CBIRC.
3	To consider and approve the election of Ms. Zhuo Meijuan as a Non-executive Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,362,518,498	99.993456	1,267,178	0.006544	0	0.000000	19,363,785,676
		Holders of H Shares	2,038,938,848	92.739504	159,220,444	7.242015	406,326	0.018481	2,198,565,618
		Total	21,401,457,346	99.253820	160,487,622	0.744296	406,326	0.001884	21,562,351,294
	The resolution was duly passed as an ordinary resolution. The qualification of Ms. Zhuo Meijuan is subject to the approval of the CBIRC.

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of holders of A Shares who individually or in aggregate hold less than 5% of the shares of the Company in respect of the Resolutions proposed at the EGM as follows:

Resolutions		For		Against		Abstain
		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As ordinary resolutions
1	To consider and approve the election of Mr. Zhao Feng as a Non-executive Director of the seventh session of the Board of Directors of the Company	38,988,398	96.851928	1,267,178	3.147824	100	0.000248
2	To consider and approve the election of Mr. Yu Shengquan as a Non-executive Director of the seventh session of the Board of Directors of the Company	38,988,398	96.851928	1,267,178	3.147824	100	0.000248
3	To consider and approve the election of Ms. Zhuo Meijuan as a Non-executive Director of the seventh session of the Board of Directors of the Company	38,988,498	96.852176	1,267,178	3.147824	0	0.000000

The full text of the resolutions is set out in the circular and notice of the EGM dated 10 November 2022.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal adviser, acted as scrutineers for the vote-taking at the EGM.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 15 December 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie